SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 November 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 9 November 2007
99.2	Transaction in Own Shares dated 12 November 2007
99.3	Director PDMR Shareholding dated 12 November 2007
99.4	Transaction in Own Shares dated 13 November 2007
99.5	Transaction in Own Shares dated 14 November 2007
99.6	Transaction in Own Shares dated 15 November 2007
99.7	Transaction in Own Shares dated 16 November 2007
99.8	Transaction in Own Shares dated 19 November 2007
99.9	Transaction in Own Shares dated 20 November 2007
99.10	Transaction in Own Shares dated 21 November 2007
99.11	Board Appointment dated 22 November 2007

99.1

9 November 2007

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 963.1749p per share.

99.2

12 November 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 957.773202p per share.

99.3

13 November 2007

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

On 12 November 2007, the following persons discharging managerial responsibility were awarded rights over 100,971 InterContinental Hotels Group PLC (“the Company”) ordinary shares under the Company’s Performance Restricted Share Plan (“the Plan”). Under the terms of the Plan, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Persons Discharging Managerial Responsibility            Number of shares awarded

Kirk Kinsell*                                                           26,687

Tom Seddon**                                                        74,284

* appointed President, Europe Middle East & Africa on 1 September 2007.

** appointed Chief Marketing Officer on 1 November 2007.

------------Ends--------------

Name of Contact for this RNS Announcement:

Chloë Barry                              Tel: 01753 410 244

Company Secretariat

InterContinental Hotels Group PLC

99.4

13 November 2007

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 176,122 of its ordinary shares at a price of 959.536949p per share.

99.5

14 November 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 963.40946p per share.

 99.6

15 November 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 150,000 of its ordinary shares at a price of 956.966147p per share.

 99.7

16 November 2007

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 150,000 of its ordinary shares at a price of 946.30476p per share.

99.8

19 November 2007

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 200,000 of its ordinary shares at a price of 931.876853p per share.

 99.9

20 November 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 87,846 of its ordinary shares at a price of 918.592053p per share.

 99.10

21 November 2007

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares at a price of 910.816465p per share.

99.11

22 November 2007

InterContinental Hotels Group PLC

Board Appointment

InterContinental Hotels Group PLC (IHG) today announces that Ms Ying Yeh has been appointed an additional independent Non-Executive Director of the Company. She will join the IHG Board with effect from 1 December 2007.

Ying Yeh is Chairman and President, North Asia Region, General Manager for External Affairs, Asia, and Vice President of Eastman Kodak Company. Ms Yeh is also a Non-Executive Director of AB Volvo and of China Lucky Film Corporation, China’s largest media materials manufacturer.

Ying Yeh joined Eastman Kodak in 1997, and progressed through a number of general management roles for Greater China and Asia, with a focus on government affairs and public relations. Prior to joining Kodak, she had a distinguished career as a diplomat serving with the US Foreign Service for 15 years as Commercial Counsel in Guangzhou, Trade Commissioner in Hong Kong and, later, as Minister Counsellor for Commercial Affairs in Beijing. In her early career Ms Yeh was a consultant for multinational corporations in Washington DC and a radio and TV journalist.

Commenting on her appointment, David Webster, IHG’s Non-Executive Chairman, said “I am delighted that Ying has agreed to join our Board. Her contribution to multilateral commercial and trade relations over many years is widely recognised and her in-depth knowledge of doing business in the Asia Pacific region will be of great value to IHG. We very much look forward to welcoming her to the Board”.

Ying Yeh will serve on the Remuneration and Nomination Committees of the IHG Board.

Note

No information is required to be disclosed pursuant to LR 9.6.13R (2) to (6) in respect of this appointment.

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson, Heather Wood):	+44 (0) 1753 410 176

Media Enquiries (Leslie McGibbon, Claire Williams):	+44 (0) 1753 410 425 +44 (0) 7808 094 471

Notes to Editors:

InterContinental Hotels Group PLC (IHG) of the United Kingdom [(LON:IHG, NYSE:IHG (ADRs)] is one of the world's largest hotel groups by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 3,800 hotels and 571,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 37 million members worldwide.

The company pioneered the travel industry’s first collaborative response to environmental issues as founder of the International Hotels and Environment Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG’s global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com . For the latest news from IHG, visit our online Press Office at www.ihg.com/media .

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	23 November 2007